

February 10, 2015

Via E-mail
Don Simmons
Chief Executive Officer
Hemisphere Energy Corporation
2000, 1055 West Hastings Street
Vancouver, BC Canada V6E 2E9

> **Re:** **Hemisphere Energy Corporation**
> **Registration Statement on Form 20-FR**
> **Filed July 22, 2014**
> **File No. 0-55253**

Dear Mr. Simmons:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Daniel M. Miller